                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             DATED: AUGUST 14, 2006
Commission File No. 000-51047

                          NAVIOS MARITIME HOLDINGS INC.

                     85 AKTI MIAOULI, PIRAEUS, GREECE 185 38
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F   X        Form 40-F
                                   -------              -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No  X
                                   ------     ------

                          NAVIOS MARITIME HOLDINGS INC.

                                    FORM 6-K

                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----

Operational and Financial Results For Second Quarter                       1
96% Fleet Employment Coverage                                              1
Exercise of Purchase Option Panamax Vessel                                 1
Dividend Policy                                                            1

OPERATIONAL AND FINANCIAL RESULTS FOR SECOND QUARTER; 96% FLEET EMPLOYMENT
COVERAGE; EXERCISE OF PURCHASE OPTION ON PANAMAX VESSEL; DIVIDEND POLICY

         On August 17, 2006, Navios issued a press release announcing the operational and financial results for the second quarter ended June 30, 2006 and six months ended June 30, 2006. In addition, the press release announced: (i)
the securing of 96% fleet employment coverage for 2006; (ii) the exercise of a purchase option on a panamax vessel; and (iii) the declaration of a quarterly dividend. A copy of the press release is furnished as Exhibit 99.1 to this
Report and is incorporated herein by reference.

         On August 14, 2006, Navios announced the effectiveness of its
Registration Statement on Form F-1, registering the exercise of Navios's publicly traded warrants. A copy of the press release is furnished as Exhibit
99.2 to this Report and is incorporated herein by reference.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                NAVIOS MARITIME HOLDINGS INC.

                                                By: /s/ Angeliki Frangou
                                                    ---------------------------
                                                Angeliki Frangou
                                                Chief Executive Officer
                                                Date: August 17, 2006

                                  EXHIBIT INDEX

 EXHIBIT NO.     EXHIBIT
 -----------     -------
    99.1        Press Release dated August 17, 2006.

    99.2        Press Release dated August 14, 2006.